February 3, 2020

Christopher A. Tomasso
Chief Executive Officer
First Watch Restaurant Group, Inc.
8027 Cooper Creek Blvd. #103
University Park, FL 34201

       Re: First Watch Restaurant Group, Inc.
           Draft Registration Statement on Form S-1
           Submitted January 8, 2020
           CIK No. 0001789940

Dear Mr. Tomasso:

       We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1 Filed January 8, 2020

Inside Front Cover Pages
Non-GAAP Financial Measures, page ii

1. We note your disclosure regarding the non-GAAP financial measures. Please tell us your consideration of Question 102.10 of the Compliance & Disclosure Interpretations on Non-
       GAAP Financial Measures and providing this discussion elsewhere with reconciliations to the most directly comparable financial measures calculated and presented in accordance with GAAP.
 Christopher A. Tomasso
FirstName LastNameChristopher A. Tomasso
First Watch Restaurant Group, Inc.
Comapany NameFirst Watch Restaurant Group, Inc.
February 3, 2020
Page 2
February 3, 2020 Page 2
FirstName LastName
Prospectus Summary
Strong Restaurant Productivity and Proven Profitability, page 4

2. Please explain or define at first use the term "designated market areas" or "DMAs".
Risk Factor
We have limited number of suppliers and distributors..., page 23

3. We note your disclosure that you purchase "100% of [y]our pork from two suppliers,"
         "100% of [y]our eggs from two suppliers," "100% of your coffee from one supplier" and
         "80% of [y]our avocados from one supplier." Please disclose the material terms of these agreements and tell us what consideration you have given to the filing of these agreements. Please refer to Item 601(b)(10) of Regulation S-K.
Our amended and restated bylaws will designate the Court of Chancery of the State of
Delaware..., page 44

4. We note that your amended and restated bylaws will provide that the Court of Chancery of the State of Delaware shall be the sole and exclusive forum for any derivative action or proceeding brought on your behalf. Please revise your disclosure here and on page 101 to disclose whether this provision applies to actions arising under the Securities
         Act or Exchange Act. In that regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and
Section 22 of the
         Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If the provision applies to Securities Act claims, please also revise your prospectus to state that there is uncertainty as to whether a court would enforce such provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. If the provision does not apply to actions arising under the Securities Act or Exchange Act, please ensure that the exclusive forum provision in the amended and restated bylaws states this clearly.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 58

5. A significant portion of your results of operations disclosure is dedicated to stating dollar amounts. Please expand your discussion to provide a more detailed explanation of the underlying reasons for these amounts and any changes in your results of operations. We remind you that the objectives of Management s Discussion and Analysis include providing your investors with the opportunity to view your results of operations and liquidity through the eyes of your management and providing your investors with the context within which financial information should be analyzed. Please refer to
         Item 303 of Regulation S-X.
 Christopher A. Tomasso
FirstName LastNameChristopher A. Tomasso
First Watch Restaurant Group, Inc.
Comapany NameFirst Watch Restaurant Group, Inc.
February 3, 2020
Page 3
February 3, 2020 Page 3
FirstName LastName
Selected Operating Data, page 59

6. Please provide a footnote to the non-GAAP measures presented with a cross-reference to the disclosures required by Item 10(e) of Regulation S-K. Alternatively, please revise to provide the disclosures here.
Qualitative and Quantitative Disclosure About Market Risk, page 66

7. We note the debt incurred under your Senior Credit Facilities exposes you to interest rate risk. Further, we note there were $195.4 million outstanding borrowings, excluding unamortized debt discount and deferred issuance costs, under your credit facilities as of
         December 31, 2018. Please revise to include quantitative disclosures about interest rate risk in one of the three disclosure alternatives set forth in Item 305 of Regulation S-K.
Business
Proven Record of Sustained Growth, page 68

8. We note your disclosure that you have consistently experienced "positive annual same-
         restaurant traffic growth, averaging 1.4%." Please define the term "same-restaurant traffic growth."
How We Intend to Grow Sales and Profits
Drive Restaurant Traffic and Build Sales, page 72

9. We note placeholders for the percentage of customers that purchased from your seasonal menu, Fresh Juices and Shareables in 2019. Please tell us what consideration you have given to quantifying 2018 percentages to provide additional context for investors.
We Are Disrupting a Massive Category
Future Platforms and Initiatives, page 72

10. We note your disclosure that you "intend to evolve [y]our mobile app and the Sun eClub email program, which currently has more than 1.5 million members, to reduce customer friction and enhance targeted campaigns to increase customer frequency." Please tell us what you mean by "reduce customer friction" and further discuss the nature of your Sun
         eClub email program, if material. For example, clarify if the Sun eClub email program is a loyalty program or only provides for targeted campaigns.
Financial Statements
Notes to Consolidated Financial Statements
Note 1. Nature of Business and Organization, page F-7

11. We note the numbers of company-owned restaurants and franchised restaurants disclosed in the last sentence of this section do not agree with those on page
75. Please reconcile
         these differences.
 Christopher A. Tomasso
First Watch Restaurant Group, Inc.
February 3, 2020
Page 4


General

12. Please disclose the basis for all your assertions about your competitive position within your industry. If you do not have appropriate independent support for a statement, please revise the language to make clear that this is your belief based upon your experience in the industry, if true. Please also provide independent supplemental materials, with appropriate markings and page references in your response. The following are examples only of some of your competitive position assertions:
           "The restaurant industry captured two additional breakfast visits per capita, from
              2015 to 2018, and with 78% of breakfasts still being prepared at home as of 2019, morning restaurant traffic provides a compelling long-term opportunity for future growth," on page 3
           "Our restaurant-level general manager turnover averaged 19.3% in fiscal 2019, which is meaningfully lower than the industry-reported average of 43%," on pages 4 and
              71.

       You may contact Stephen Kim, at 202-551-3291 or Donna Di Silvio, at 202-551-3202, if
you have questions regarding comments on the financial statements and related matters. Please contact Jennifer Lopez, at 202-551-3792 or Lilyanna Peyser, at 202-551-3222 with any other questions.



FirstName LastNameChristopher A. Tomasso                     Sincerely,
Comapany NameFirst Watch Restaurant Group, Inc.
                                                             Division of
Corporation Finance
February 3, 2020 Page 4                                      Office of Trade &
Services
FirstName LastName